Exhibit 99.1

Dada Announces Unaudited Third Quarter 2020 Financial Results

SHANGHAI, China, Nov. 19, 2020 (GLOBE NEWSWIRE) -- Dada Group (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand delivery and retail platform, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Highlights

●	Total net revenues were RMB1,301.5 million, an increase of 85.5% year-over-year.

●	Number of orders delivered of Dada Now for the twelve months ended September 30, 2020 was 1.0 billion, compared with 635.5 million in the same period of 2019.

●	Total Gross Merchandise Volume (“GMV”) of JDDJ for the twelve months ended September 30, 2020 was RMB21.3 billion, an increase of 102.9% year-over-year from RMB10.5 billion in the same period of 2019.

●	Number of active consumers for the twelve months ended September 30, 2020 was 37.3 million, an increase of 77.1% year-over-year from 21.1 million in the same period of 2019.

“We are pleased to report strong performance for the third quarter, with our business continuing to grow and our leading position further strengthening with market share expansion. JDDJ remains the largest local on-demand retail platform in the China supermarket segment with 24% market share in the first nine months of 2020, up from 21% in 2019. Dada Now maintains as the largest open on-demand delivery platform in China with 24% market share in the first nine months of 2020, up from 19% market share in 20191." commented Mr. Philip Kuai, Chairman and Chief Executive Officer of Dada Group. "Our commitment to bring people everything on demand continues to win over consumers, especially in the lower-tier cities in China where we are expanding. We believe we have an exciting journey ahead as we execute our growth strategy.”

“In the third quarter, we saw strong revenue growth with significant improvement of operating margin,” said Beck Chen, Chief Financial Officer of Dada Group. “We will continue to invest in technology to empower retailers and brand owners with enhanced capabilities and improved efficiency to establish and further strengthen partnership with them, which we believe will provide the foundation to support our future growth. With the strong growth momentum, we are confident that JDDJ revenue will grow by 100% year over year in the second half of 2020.”

Third Quarter 2020 Financial Results

Total net revenues were RMB1,301.5 million, an increase of 85.5% from RMB701.6 million in the same quarter of 2019.

	Three months ended September 30,
	2019	2020
	RMB	RMB
Net Revenue
Dada Now
Services	385,865	704,961
Sales of goods	10,800	14,034
Subtotal	396,665	718,995
JDDJ
Services note (1)	304,967	582,507
Total	701,632	1,301,502

Note:

(1) Includes net revenues from fulfillment services provided to retailers on JDDJ of RMB168,012 and RMB251,982, and commission fee revenues from retailers on JDDJ of RMB95,841 and RMB158,307 for the three months ended September 30, 2019 and 2020, respectively.

Net revenues generated from Dada Now increased by 81.3% from RMB396.7 million in the third quarter of 2019 to RMB719.0 million, mainly driven by the increases in order volume of last-mile delivery service to logistics companies and intra-city delivery service to chain merchants.

Net revenues generated from JDDJ increased by 91.0% from RMB305.0 million in the third quarter of 2019 to RMB582.5 million, mainly due a 90.7% increase in GMV from the same quarter last year, which was driven by increases in average order size and the number of active consumers. The increase in online marketing services revenue as a result of the increasing promotional activities launched by brand owners also constituted to an increment of the net revenues generated form JDDJ.

Total costs and expenses were RMB1,758.1 million, compared with RMB1,208.4 million in the same quarter of 2019.

●	Operations and support costs were RMB1,018.2 million, compared with RMB657.4 million in the same quarter of 2019. The rise was primarily due to an increase in rider cost as a result of increasing order volume for last-mile and intra-city delivery services provided to logistics companies, various chain merchants on the Dada Now platform and retailers on the JDDJ platform.

●	Selling and marketing expenses were RMB499.2 million, compared with RMB377.4 million in the same quarter of 2019. The increase was primarily due to (i) incentives to JDDJ consumers grew with GMV while the rate of incentives as a percentage of GMV declined (ii) an increase in advertising and marketing expenses, which was primarily attributable to the increase in referral fees paid to staff at retailer stores for their efforts to attract new consumers to the JDDJ platform, and (iii) an increase in personnel cost in connection with the Company’s growing business and increased share-based compensation expenses .

●	General and administrative expenses were RMB121.1 million, compared with RMB73.1 million in the same quarter of 2019. The increase was primarily due to (i) increased share-based compensation expenses, and (ii) increases in professional service fees that the Company incurred as a listed company.

●	Research and development expenses were RMB103.1 million, compared with RMB88.2 million in the same quarter of 2019. The increase was mainly attributable to the increase in research and development personnel cost as the Company continues to strengthen its technological capabilities. And the increased share-based compensation expenses also contributed to the increase in personnel cost.

Loss from operations was RMB449.9 million, compared with RMB500.9 million in the same quarter of 2019. Operating margin was -34.6%, compared with -71.4% in the same quarter of 2019.

Non-GAAP loss from operations was RMB338.7 million, compared with RMB434.9 million in the same quarter of 2019. Non-GAAP operating margin was -26.0%, compared with -62.0% in the same quarter of 2019.

Net loss was RMB434.0 million, compared with RMB475.0 million in the same period of 2019.

Non-GAAP net loss was RMB324.0 million, compared with RMB411.3 million in the same period of 2019.

Net loss attributable to ordinary shareholders of Dada Group was RMB434.0 million, compared with RMB684.9 million in the same quarter of 2019.

Non-GAAP net loss attributable to ordinary shareholders of Dada Group2 was RMB324.0 million, compared with RMB621.2 million in the same quarter of 2019.

Basic and diluted net loss per share for the third quarter of 2020 was RMB0.48, compared with RMB1.89 for the third quarter of 2019.

Non-GAAP basic and diluted net loss per share3 for the third quarter of 2020 was RMB0.36, compared with RMB1.71 for the third quarter of 2019.

As of September 30, 2020, the Company had RMB3,700.4 million in cash, cash equivalents, restricted cash and short-term investments, an increase from RMB2,113.5 million as of December 31, 2019.

Environment, social responsibility and corporate governance

As Dada further refines its ESG framework and strategy, the Company focuses on creating a fair and sustainable future for riders, consumers, partners and employees.

●	The Company continues to provide flexible working opportunities and training for its crowdsourced riders.

●	The Company strengthened its efforts to share its success by giving back to communities and society in general. For example, during the third quarter, the Company leveraged its on-demand delivery infrastructure and retail platform to actively participate in the poverty alleviation drive between the eastern and western regions in China. The Company’s participation successfully helped expand the coverage and enhance the appeal and impact of the campaign.
●	The Company continued to support pandemic prevention initiatives in cities where occasional outbreaks of COVID-19 took place. The Company continues to provide contactless deliveries on both the JDDJ and Dada Now platforms, and dedicate resources to protecting the health of consumers, riders, retailers, employees and partners. As part of the overall drive to protect all, Dada continues to lend strong logistics support to the supply and distribution of daily necessities. The Company also rolled out a daily body temperature reporting mechanism and continues to provide nucleic acid testing for riders, as required by the government.

Business Outlook

For the fourth quarter of 2020, Dada expects total revenue to be between RMB2.0 billion and RMB2.1 billion. This outlook is based on information available as of the date of this press release and reflects the Company's current and preliminary expectations, which are subject to change in light of various uncertainties, including those related to the ongoing COVID-19 pandemic.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 p.m. Eastern Time on Thursday, November 19, 2020 (9:00 a.m. Beijing time on Friday, November 20, 2020).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/7915129

CONFERENCE ID: 7915129

A telephone replay of the call will be available after the conclusion of the conference call through 07:59 a.m. Eastern Time, November 27, 2020.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-8199-0299
U.S. Toll Free	1-855-452-5696
Mainland China	8008-700-206
Hong Kong	800-963-117
Passcode:	7915129#

A live and archived webcast of the conference call will be available on the Investor Relations section of Dada’s website at https://ir.imdada.cn/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group per share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income/(loss) from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net margin is non-GAAP net income/(loss) as a percentage of total net revenues. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group is net income/(loss) attributable to ordinary shareholders of Dada Group excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group per share is non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group divided by weighted average number of shares used in calculating net income/(loss) per share.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group per share is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group per share. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group per share for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income/(loss) attributable to ordinary shareholders of Dada Group and net income/(loss) attributable to ordinary shareholders of Dada Group per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to provide efficient on-demand delivery services and offer quality on-demand retail experience; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dada Group

Dada Group is a leading platform of local on-demand retail and delivery in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

1According to industry data by iResearch Consulting Group, an independent research firm.

2 Non-GAAP net loss attributable to ordinary shareholders of Dada Group is net loss attributable to ordinary shareholders of Dada Group excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets.

3 Non-GAAP net loss per share is non-GAAP net loss attributable to ordinary shareholders of Dada Group divided by weighted average number of shares used in calculating net loss per share.

For more information, please visit https://ir.imdada.cn/.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rvanguestaine@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn

Appendix I

DADA NEXUS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	1,154,653	2,753,040
Restricted cash	1,480	94,531
Short-term investments	957,370	852,780
Accounts receivable	38,234	104,632
Inventories, net	3,886	5,658
Amount due from related parties	308,682	419,360
Prepayments and other current assets	100,354	138,570
Total current assets	2,564,659	4,368,571
Non-current assets
Property and equipment, net	42,044	41,364
Goodwill	957,605	957,605
Intangible assets, net	715,877	567,580
Operating lease right-of-use assets	—	96,927
Non-current time deposits	—	400,000
Other non-current assets	5,930	10,573
Total non-current assets	1,721,456	2,074,049

TOTAL ASSETS	4,286,115	6,442,620

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term loan	—	550,000
Accounts payable	9,924	11,521
Payable to riders	381,341	436,703
Amount due to related parties	82,800	37,552
Accrued expenses and other current liabilities	366,285	480,352
Operating lease liabilities	—	41,203
Total current liabilities	840,350	1,557,331

Non-current liabilities
Deferred tax liabilities	43,701	39,814
Non-current operating lease liabilities	—	61,088
Total non-current liabilities	43,701	100,902

TOTAL LIABILITIES	884,051	1,658,233

DADA NEXUS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB

TOTAL MEZZANINE EQUITY	10,593,026	—

SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares (US$0.0001 par value, 1,499,945,349 and 2,000,000,000 shares authorized, 369,290,629 and 910,142,677 shares issued, 369,290,629 and 898,428,565 shares outstanding as of December 31, 2019 and September 30, 2020, respectively)	237	611
Additional paid-in capital	309,102	13,547,531
Subscription receivable	(35)	(35)
Accumulated deficit	(7,639,926)	(8,810,732)
Accumulated other comprehensive income	139,660	47,012
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	(7,190,962)	4,784,387

TOTAL LIABILITIES, MAZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)	4,286,115	6,442,620

DADA NEXUS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended September 30,
	2019	2020
	RMB	RMB

Net Revenues (including related-party revenues of RMB378,926 and RMB670,890 for the three months ended September 30, 2019 and 2020, respectively)	701,632	1,301,502
Costs and expenses
Operations and support	(657,387)	(1,018,168)
Selling and marketing	(377,384)	(499,150)
General and administrative	(73,050)	(121,135)
Research and development	(88,193)	(103,117)
Other operating expenses	(12,343)	(16,500)
Total costs and expenses	(1,208,357)	(1,758,070)
Other operating income	5,804	6,635
Loss from operations	(500,921)	(449,933)

Other income/(expenses)
Interest income	23,634	18,717
Interest expenses	—	(4,066)
Total other income	23,634	14,651
Loss before income tax benefits	(477,287)	(435,282)
Income tax benefits	2,258	1,253
Net loss	(475,029)	(434,029)
Accretion of convertible redeemable preferred shares	(209,871)	—
Net loss attributable to ordinary shareholders of Dada Group	(684,900)	(434,029)

Net loss per share
Basic	(1.89)	(0.48)
Diluted	(1.89)	(0.48)

Weighted average shares used in calculating net loss per share
Basic	362,197,963	898,428,565
Diluted	362,197,963	898,428,565

Net loss	(475,029)	(434,029)
Other comprehensive income/(loss)
Foreign currency translation adjustments	37,182	(107,726)
Total comprehensive loss	(437,847)	(541,755)

Reconciliations of GAAP and Non-GAAP Results
(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended September 30,
	2019	2020
	RMB	RMB

Loss from operations	(500,921)	(449,933)

Add:
Share-based compensation expense	13,496	66,004
Intangible assets amortization	52,505	45,231
Non-GAAP loss from operations	(434,920)	(338,698)

Net loss	(475,029)	(434,029)

Add:
Share-based compensation expense	13,496	66,004
Intangible assets amortization	52,505	45,231
Income tax benefit	(2,257)	(1,253)
Non-GAAP net loss	(411,285)	(324,047)

Accretion of convertible redeemable preferred shares	(209,871)	—

Non-GAAP net loss attributable to ordinary shareholders of Dada Group	(621,156)	(324,047)

Non-GAAP net loss per share
Basic	(1.71)	(0.36)
Diluted	(1.71)	(0.36)

Weighted average shares used in calculating net loss per share
Basic	362,197,963	898,428,565
Diluted	362,197,963	898,428,565